SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
[redacted]SCO
N. D.C.

04045847

October 25, 2004

RECD S.E.C.
OCT 26 2004
1086

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

SUPPL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated September 17, 2004 announcing the sale of AGF's stake, through its subsidiary Euler Hermes, in Eurofactor to Crédit Agricole; (ii) a press release dated September 22, 2004 announcing AGF's first half 2004 results; and (iii) a press release dated October 1, 2004 announcing AGF's sale of Tour Mirabeau properties unit.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji /RM.

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

dlw 11/3

Paris, 17 september 2004

PRESS RELEASE

AGF - through its subsidiary Euler Hermes - is selling its stake in Eurofactor to Crédit Agricole

Following the discussions started this summer, Credit Agricole and Euler Hermes, the 71.1% subsidiary of the AGF Group, confirm that they have signed the agreement for the acquisition by Credit Agricole of Euler Hermes' 49.09% participation in factoring company Eurofactor.

The transaction, planned to be realised by the end of the year and which still has to be approved by the competent regulatory authorities, will be based on a Eurofactor valuation of 383 million euros.

Euler Hermes and Credit Agricole will continue their fruitful business relationships in factoring and credit insurance, both in France and abroad (United Kingdom, Belgium, Germany, Spain and Portugal).

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

For more financial, strategic and institutional information on the AGF Group, visit our internet site at http://www.agf.fr

Paris, 22 September 2004

PRESS RELEASE

FIRST HALF 2004 RESULTS:
- NET PROFIT REACHED A RECORD HIGH OF €532MN, REPRESENTING RETURN ON EQUITY OF 16.3%[1]
- ALL BUSINESSES ACHIEVED OPERATING PROFITABILITY OF 15%

NET INCOME, GROUP SHARE: ***up 8.3% at €532mn***

COMBINED RATIO (FRANCE): 99.3%
OVERALL GROUP COMBINED RATIO: 95.9%

ROE: 16.3% ***vs. 16.6%***[2]

OPERATING PROFITABILITY[3]: 16.3% ***vs. 12.5%***[4]

NET ASSET VALUE: ***up 8.9%***[5] **at** ***€7.3bn, or €41.5 / SHARE***

2004 OUTLOOK:
- THE GROUP EXPECTS VERY SIGNIFICANT GROWTH IN 2004 NET INCOME[6]
- AGF INTENDS TO DEFEND ITS "INCOME STOCK" STATUS AND AIMS TO INCREASE ITS DIVIDEND BY MORE THAN 30%

[1] Annualised ROE
[2] Compared with 30.06.03
[3] Normalised profit divided by allocated capital
[4] Compared with 31.12.03 proforma
[5] Compared with NAV at 31.12.03 after dividend
[6] Barring unforeseen events or significant deterioration in financial markets

For more financial, strategic and general information about the AGF Group, please visit our website: http://www.agf.fr

KEY FIGURES

In millions of euros	30.06.04	30.06.03	31.12.03	% change vs. 30.06.03
Total revenue	9 222	9 538	18 275	-3.3%
Premium income	8 926	8 697	16 543	+2.6%
Underlying profit excl. capital gains[1]	582	468	996	+24.4%
Capital gains[1]	177	327	197	-46.0%
Underlying profit[2]	759	795	1 193	-4.5%
Consolidated net income	532	491	763	+8.4%
Weighted EPS (euros)	3.03	2.86	4.41	+5.9%
				% change vs. 31.12.03
Net asset value	7 309	6 599	7 074	+3.2%
Operating profitability	16.3%	11.8%[3]	12.5%[4]	+3.8pts
ROE	16.3%[5]	16.6%[5]	13.2%	+3.1pts

[1] operating companies (insurance companies and banks), shareholders' portion. The breakdown between shareholders' and policyholders' portions has been restated to reflect the change in the method for accounting for provisions for capital loss exposures (PRE), in accordance with opinion no. 2004-B of the CNC's Emergency Committee, issued in January 2004. The method used is comparable to the one used in the 31.12.03 statements.
[2] of insurance companies and banks, before tax
[3] as published, not directly comparable
[4] proforma
[5] annualised

FIRST HALF 2004 HIGHLIGHTS:

- **AGF has completed its refocusing on core businesses** and now has a **simplified profile.** Specifically, in H1 2004, the Group:
  - began divestment of its stake in **Eurofactor** via its subsidiary, Euler Hermes,
  - sold its **Dutch health insurance portfolio,**
  - began withdrawing from **national health insurance** management for non-salaried workers in France,
  - **strengthened its position in life insurance** through the planned acquisition of **AVIP**

  These transactions, together with those consummated in 2003, have enabled the Group to **reallocate nearly €800mn, or around 10% of allocated capital.**

- **AGF is in line with or ahead of the ambitious operating targets it set for itself for 2004.** All of the Group's businesses achieved **operating profitability of 15%.**
  - In **property & casualty insurance**: the combined ratio stood at **99.3%** in **France** and **97.4%**[1] **internationally**, in line with objectives. The consolidated combined ratio of all the **Group's** property & casualty businesses, including credit insurance and assistance, stood at **95.9%**, vs. 98.6% at 31.12.03.
  - In **life & financial services, premium income from individual life rose by 11.8%** and the proportion of **unit-linked** accounts was **35%. Cost reductions totalled €36mn. All the factors**

[1] Calculated on the basis of the accounts of each subsidiary

leading to improved new business value were favourably oriented. In particular, AGF continued to follow a conservative profit-sharing policy in H1 2004.

- In **health and group insurance** in France, the combined ratio in **individual health stood at 100.2%** and in **group income protection at 96.4%.**

- AGF continued to **strengthen its financial condition. The risk profile** was **reduced significantly. Capital is now at an appropriate level,** both with regard to our internal capital allocation model and with regard to the **consolidated solvency margin**, which stood at **207%**[1], vs. 193% at 31.12.03. Consequently, the Group has the **resources it requires to finance its growth,** while **maintaining a policy of high dividends.**

- **Thanks to the combination of these efforts, AGF can return to a strategy of controlled growth, putting priority on markets that are the most profitable and have the highest growth potential, while investing in its distribution network.**

I CONSOLIDATED RESULTS:

- **Underling profit**[2] **excluding capital gains was up more than 24% at €582mn, reflecting in particular improved operating performance in property & casualty insurance.**

- **Capital gains net of asset write-downs** (PDD/PRE) **decreased sharply** in H1 2004 compared with the year-earlier period. The **Group share totalled €310mn**, vs. €817mn in H1 2003 and **the shareholders' portion €184mn**, vs. €332mn in H1 2003. For the operating companies alone, the shareholders' portion of net capital gains totalled €177mn[2] in H1 2004, vs. €327mn in H1 2003, representing **a drop of 46%. Capital gains represented only 23% of the underlying profit of the first half of the year**.

- In the first half of 2003, the Group booked high net capital gains, including, most notably, the €904mn gain on the sale of AGF's stake in Crédit Lyonnais (€712mn related to life & health insurance activities and €192mn related to property & casualty insurance), setting up an unfavourable base of comparison. In addition, **amid uncertain markets, AGF deliberately chose to preserve the unrealised wealth**[3] **in AGF Vie by realising only €135mn in net capital gains in H1 2004 and booking €120mn to the reserve for surplus profit-sharing**[4]. In comparison, capital gains net of write-downs totalled €582mn in H1 2003 and the provision for surplus profit-sharing was €450m. The excess of net capital gains over the provision for surplus profit-sharing was therefore €15mn in H1 2004, vs. €132mn in H1 2003. **AGF Vie's unrealised wealth totalled €3.1bn at 30.06.04, vs. €2.8bn at 31.12.03.**

---

[1] Estimated

[2] operating companies (insurance companies and banks), shareholders' portion. The breakdown between shareholders' and policyholders' portions has been restated to reflect the change in the method for accounting for provisions for capital loss exposures (PRE), in accordance with opinion no. 2004-B of the CNC's Emergency Committee, issued in January 2004. The method used is comparable to the one used in the 31.12.03 statements.

[3] Unrealised wealth = unrealised capital gains + reserve for (unallocated) surplus profit-sharing (PPE)

[4] Additional provision booked in accordance with CNC recommendation 2001-R01, issued on 26 June 2001

- Consequently, the **underlying profit of the operating companies** (before tax, goodwill and exceptionals) **was down 4.5% at €759mn**, because of the **lower contribution from capital gains on asset sales**.

- **Holding companies contributed a loss of €91mn** before tax (€101mn loss in H1 2003), as there were no significant capital gains.

- **Tax expense** totalled **€133mn** (€115mn in H1 2003), or around **20%** of underlying profit including holding companies.

- **Ordinary goodwill amortisation** totalled **€38mn**, vs. €72mn in H1 2003, reflecting lower ongoing amortisation charges.

- Lastly, **exceptional items** totalled a net gain of **€35mn**, vs. a net loss of €16mn in H1 2003, principally owing to the capital gain realised on the sale of AGF's stake in Sophia. Because of Sophia's **ownership history**, the portion of the capital gain corresponding to banking activities, **€44mn**, was booked as an **exceptional item**

- **Consolidated net income, Group share, was up 8.9% at €532mn**, vs. €491mn in H1 2003.

II OPERATING PROFITABILITY

AGF's internal model for measuring performance showed **operating profitability up sharply at 16.3%[1], vs. 12.5%[2] in 2003**. Higher operating profitability in **all Group businesses** contributed to this increase. It was supported by **rigorous technical measures, cost cutting** and **reorganisation** and by the **commitment of all Group employees. All lines of business have now achieved profitability of 15%.**

Operating profitability	**30.06.2004 annualised**	**31.12.2003 proforma**
Property & casualty (France)	14.9%	10.4%
Health & group (France)	17.4%	11.3%
Life & financial services (France)	19.5%	17.3%
Total – France	**16.9%**	**12.5%**
International	15.4%	10.9%
Credit insurance	15.8%	14.0%
Total AGF (excl. holding cos.)	**16.3%**	**12.5%**

III RESULTS BY ACTIVITY

[1] Annualised
[2] Proforma

III.1 FRANCE

III.1.1 Life & health insurance

Consolidated premium income from **life & health insurance** totalled **€2,772mn, up 10.4%** on a like-for-like basis compared with H1 2003.

The **contribution of life and health insurance** to AGF's **underlying profit** was €131mn, down from €262mn in H1 2003. This **decline primarily resulted** from a **deliberate reduction in the financial spread**, which was **only partially offset by cost reductions** and the **improvement in health insurance underwriting results**. Specifically, against the background of uncertain market conditions, the Group decided to **preserve AGF Vie's unrealised wealth** by realising only a small volume of capital gains in H1 2004 (€135mn) and booking a provision of €120mn to the reserve for surplus profit-sharing[1].

These figures do not do justice to the **significant progress** made in reducing the **combined ratio in the individual health insurance business**, which stood at **100.2%**, vs. 106.1% at 31.12.03. Similarly, in **group income protection**, the **combined ratio** stood at **96.4%**, vs. 106.4% at 31.12.03.

In **life insurance, efforts to improve productivity were in line with** full-year **targets**. The **ratio of costs to mathematical reserves was down** 8 basis points at 0.77%. **Mathematical reserves excluding unit-linked reserves increased by 5%**, and the **surrender rate** remained **very low at 1.4%**. The **financial spread on mathematical reserves** was **37 basis points**, vs. 67 basis points in H1 2003, and included a **31-basis-point provision for surplus profit-sharing.**

III.1.2 Property & casualty insurance

The **efforts initiated in 2003** to shore up operating profitability in property & casualty insurance **continued to be successful.**

Premium income consolidated at the level achieved in the year earlier period: €2,346mn, or 3.6% less than in H1 2003. **Strict technical measures** were applied, as were **selective rate increases** in all market segments, and **cost-cutting continued (€33mn).** As a result, **the combined ratio** declined to **99.3%**, vs. 103% at 31.12.03, in line with the full-year target of 99%. **Excluding construction insurance, the combined ratio was 97.6%.**

Nevertheless, the **contribution of property & casualty insurance** in France **declined** to **€208mn** from €331mn in H1 2003, primarily **because capital gains on asset disposals were lower**. In the first half of 2003, underlying profit was inflated by €192mn in capital gains on the sale of AGF's stake in Crédit Lyonnais.

III.2 INTERNATIONAL

Outside France, premium income totalled €2,579mn, up 6.1% on a like-for-like basis. **The contribution to underlying profit was €259mn, vs. €79mn in H1 2003, for two reasons. Underwriting results**

[1] Additional provision booked in accordance with CNC recommendation 2001-R01, issued on 26 June 2001

continued to improve, and there were no asset impairment provisions, which had taken a big toll in H1 2003.

Property & casualty insurance contributed €178mn to underlying profit, vs. €38mn in H1 2003. The application of strict technical measures continued to pay off and led to an **improvement in the combined ratio** of international activities, which declined from **100.7% in H1 2003 to 97.4% in H1 2004**.

Life and health insurance contributed €81mn to underlying profit, vs. €41mn in H1 2003. The **increase was essentially due to an increase in investment income**. In H1 2003, the Group had booked large asset impairment provisions in Belgium and the Netherlands, which exceeded capital gains by €174mn.

In **Belgium**, the **contribution to underlying profit totalled €36mn, vs. €9mn in H1 2003. The portion deriving from life and health insurance was €20mn**, up sharply from **€6mn in H1 2003**, because of the provision for asset impairment booked in H1 2003. **Property & casualty** insurance **contributed €16mn, vs. €3mn in H1 2003. The combined ratio stood at 105.4%**, up slightly compared with full-year 2003, when natural catastrophes were unusually low. It is worth noting that this level is **well within the value-creation threshold**. Cost-cutting efforts **brought the cost ratio down 2.5 points**.

In the **Netherlands**, the contribution to underlying profit totalled **€82mn, vs. €8mn in H1 2003**. This difference primarily reflected the €78mn in provisions for asset impairment (net of capital gains) booked in H1 2003. It also reflected good operating performance in H1 2004, however. Life and health insurance contributed **€25mn** to underlying profit, **up 60%**. The **combined ratio** held at its **excellent** year-end 2003 **level of 97.8%, supporting the contribution** of property & casualty insurance to underlying profit, **which stood at €56mn** (vs. a €7mn loss in H1 2003).

Activities in Spain contributed €97mn, vs. €13mn in H1 2003. Life & health insurance contributed €17mn, vs. €11mn. The **operating contribution from property & casualty insurance** totalled **€80mn, vs. €2mn** in H1 2003, owing to technical measures, which led to a **reduction in the combined ratio from 95.8% at 31.12.03 to 93.2% in H1 2004. A sharp rise in investment income also helped boost the contribution.**

South American activities contributed €29mn to underlying profit, vs. €22mn in H1 2003. In property & casualty insurance, the **contribution totalled €19mn**, vs. €15mn in H1 2003, as **technical measures led to a 10-point reduction in the loss ratio. The combined ratio** fell to **98.6% from 108.7% at 31.12.03. Life & health insurance contributed €10mn**, vs. €8mn in H1 2003.

III.3 CREDIT INSURANCE

Premium income from credit insurance, generated by the subsidiaries of Euler Hermes, totalled **€955mn, up 1.6%**. Euler Hermes made a contribution (AGF share) to underlying profit of €95mn, up 126% compared with H1 2003. **During the first half of 2004, the combined ratio improved further, to 75.7%**, as **costs were trimmed (by €6mn)** and **technical measures** were implemented to control losses. Euler Hermes' subsidiaries continued to become more tightly integrated, confirming the validity of the business model and generating new synergies, most notably in the IT area. Lastly, **investment income at Euler Hermes rose by 25%**.

III.4 FINANCIAL SERVICES

The **Group's financial services businesses contributed €53mn to underlying profit**, vs. €63mn in H1 2003. Driving the increase were **robust results in asset management** and a **sharp upswing at Banque AGF, whose contribution reached €24mn, vs. €4mn in H1 2003**. Banque AGF's contribution increased, because its **net banking income saw strong growth**, because it **continued to reduce costs** during the period and because its **loan losses subsided**. **The underlying profit of this segment was also affected by the sale of Entenial, which contributed €33mn in H1 2003.**

IV OTHER FINANCIAL ITEMS

ROE, EPS

The Group's **annualised ROE stood at 16.3%,** vs. 13.2% in 2003.

After subtracting 12,300,271 shares held in treasury, the weighted average number of shares outstanding on 30 June 2004 was 176,129,882 actions. On this basis, **undiluted earnings per share** (EPS) **stood at €3.03**, vs. €2.86 in H1 2003.

Capital gains

In the first half of 2004, the **AGF Group sold its stake in Sophia, realising a capital gain of €131mn.** Because of the ownership history of this stake, the part of the capital gains relating to banking activities was booked as an exceptional item (€44mn) and the rest was booked in underlying profit in life (€64mn) and non-life (€23mn) insurance.

Assets under management, unrealised capital gains

The market value of **assets under management** totalled **€79.9bn at 30.06.04. Unrealised capital gains**, Group share, **increased by 4.3%** from €4.7bn at 31.12.03 to **€4.9bn at 30.06.04**. Unrealised capital gains on equities advanced by 78% to €0.5bn. Unrealised capital gains on properties and bonds remained constant. **The shareholders' portion** of unrealised capital gains declined slightly from €2.62bn at 31.12.03 to **€2.56bn** at 30.06.04.

Net asset value

AGF's **consolidated shareholders' equity** totalled **€6.73bn**, vs. €6.53bn at 31.12.03. **Net asset value** was **€7.30bn**, or **€41.5 per share, representing an 8.9% rise from 31.12.03**[1]. This increase reflected the **positive impact of first-half profits** and the **reduction in goodwill, which offset the decline in** the shareholders' portion of **unrealised capital gains**.

[1] NAV after dividend

V OUTLOOK

In view of the results achieved in the first half of 2004, the AGF Group remains confident it can reach or even exceed the targets it has announced to the financial community. Barring unforeseen events or a significant deterioration in financial markets, management is now even more confident in its outlook for very significant growth in net income compared with 2003.

In addition, mindful that the *avoir fiscal* tax credit and the *précompte* will disappear in 2005, AGF wants to defend its "income stock" status. For this reason, AGF intends to maintain a policy of high dividends, and aims to increase its dividend by at least 30% in 2005.

AGF now presents a solid story and a high yield:

- The Group **has now finished refocusing on its core businesses, has achieved profitability of 15% in all lines of business, has significantly reduced its risk profile and has the resources to finance growth on high-potential markets.**

- In this context, **the AGF Group intends to pursue a strategy of controlled growth** and has set the following **ambitious operating targets for 2005:**
  -maintain a combined ratio below 99% in France, while returning to selective growth;
  -grow by at least 5% in life and financial services;
  -aim for market share of 5% in employee savings and individual, complementary retirement;
  -expand market positions in Europe in the savings and retirement markets;
  -develop assistance and credit insurance activities in both mature and emerging markets.

For more financial, strategic and general information about the AGF Group,
please visit our website: http://www.agf.fr

H1 2004 CONSOLIDATED NET INCOME, GROUP SHARE

In millions of euros	30.06.04	30.06.03	2003	% change 30.06.04 / 30.06.03
Life insurance (France)	94	203	416	-53%
Health insurance (France)	37	59	1	-37%
Non-life insurance (France)	208	331	377	-37%
Life insurance (International)	68	35	-25	+94%
Health insurance (International)	13	6	7	+117%
Non-life insurance (International)	178	38	69	+368%
Credit insurance	95	42	125	+126%
Assistance	7	7	13	n.s.
Asset Management and Banking	53	63	187	-16%
Other	6	11	23	-45%
Underlying profit of insurance companies and banks	**759**	**795**	**1 193**	**-4.5%**
of which underlying profit excl. capital gains [1]	**582**	**468**	**996**	**+24.4%**
of which capital gains [1]	**177**	**327**	**197**	**-46.0%**
Holding cos.	-91	-101	-123	n.s.
Income tax	-133	-115	-56	+16%
Goodwill amortisation	-38	-72	-110	n.s.
Exceptional items	35	-16	-141	n.s.
Consolidated net income, Group share	**532**	**491**	**763**	**+8.4%**

[1] operating companies (insurance companies and banks), shareholders' portion. The breakdown between shareholders' and policyholders' portions has been restated to reflect the change in the method for accounting for provisions for capital loss exposures (PRE), in accordance with opinion no. 2004-B of the CNC's Emergency Committee, issued in January 2004. The method used is comparable to the one used in the 31.12.03 statements.

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

Patrick Lalanne 33 (0) 1 44 86 37 64 Patrick.lalanne@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr

Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr

For more financial, strategic and general information about the AGF Group, please visit our website: http://www.agf.fr

Cautionary Note Regarding Forward-Looking Statements:

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these events may be more likely to occur, and possibly even to a greater extent, as a result of the events of 11 September 2001 and their consequences.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

For more financial, strategic and general information about the AGF Group, please visit our website: http://www.agf.fr

Paris, 1st October 2004

PRESS RELEASE

The AGF Group today sold the Tour Mirabeau properties unit, located on the Quai André Citroën in the 15th *arrondissement* of Paris, to the investment fund DEGI International. DEGI will invest a total of 220 million euros. The seller was advised by the investment department of DTZ France and Maître Vidalenc, solicitor. The buyer was advised by Stam-Europe, DEGI's asset manager in France, Maître Jérôme Le Breton, solicitor, and the legal firm Haarmann Hemmelrath.